UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): October 19, 2023

INVEST INC.

(Exact name of registrant as specified in its charter)

Wyoming	85-3368306
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11500 W Olympic Blvd. Suite 562

Los Angeles, California 90064

(Mailing Address of principal executive offices)

801-503-6130

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.001

Item 7.      Departure of Certain Officers.

Resignation of Chief Financial Officer

Effective October 19, 2023, John Small resigned from his position as Chief Financial Officer, Principal Accounting Officer, and Principal Financial Officer of Invest Inc. (the “Company”).

Resignation of Chief Operating Officer and Secretary

Effective October 19, 2023, Jeffrey Pesner resigned from his position as Chief Operating Officer and Secretary of the Company.

Resignation of Chief Compliance Officer and Director

Effective October 19, 2023, Marc McNeill resigned from his position as Chief Compliance Officer and Director of the Company.

Item 9.          Other Events

The information set forth in Item 7 is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invest Inc.

By:	/s/ Jaspreet Mathur
Name:	Jaspreet Mathur
Title:	Chief Executive Officer
Date:	October 25, 2023